UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: March 27, 2023

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

 (Registrants' Names)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Amendment No. 1 to our Form 6-K, originally filed with the Securities and Exchange Commission on March 20, 2023 and consisting of the presentation slides and transcripts relating to the announcement of the UBS acquisition of Credit Suisse, is being filed to (i) correct some transcription errors that were identified subsequently to the original filing, (ii) to include context where number were mentioned without context in the transcript, and (iii) to edit incomplete or incorrect statements included in the transcript.

Other than as expressly set forth above, this Form 6-K/A does not, and does not purport to, amend, or update the information in any other item of the Form 6-K, or reflect any events that have occurred after the Form 6-K was originally filed.

UBS acquisition of Credit Suisse

19 March 2023

Speeches by Colm Kelleher, Group Chairman of the Board of Directors,

Ralph Hamers, Group  Chief  Executive  Officer,  and Sarah Youngwood, Group  Chief  Financial  Officer

Including analyst Q&A session

Transcript.

Numbers for slides refer  to  the  UBS acquisition of Credit Suisse presentation. Materials and a webcast replay are available at www.ubs.com/investors

Colm Kelleher

Slide 3 – Executive summary

Thank you, Sarah. It's a historic day in Switzerland and a day, frankly, we hoped would not come. Thank you, everyone, for making the time to join us late on a Sunday evening. We wanted to be able to update our shareholders across the globe on our acquisition of Credit Suisse and the protections we have obtained for our shareholders.

Let me start by saying that UBS had been firmly committed to our organic growth strategy. Various events over the last few weeks resulted in regulators across the world, urging UBS to consider a takeover of Credit Suisse to preserve global financial stability. Unfortunately for our shareholders, in the near term, this will result in the temporary suspension of our share repurchase program, although our progressive dividend policy remains intact.

Reflecting the situation, the Swiss government has exercised its emergency powers to facilitate a swift consummation of this merger, which will occur without the necessity of resolutions passed by the shareholders at the general meeting.

I would like to make it clear that while we did not initiate discussions, we believe that this transaction is financially attractive for UBS shareholders, protects UBS from additional downside and should support earnings growth over time. The terms of the transaction have the full support of the relevant regulators and secures financial stability for all our stakeholders. This includes very significant liquidity support provided by the Swiss National Bank.

Now we remain fully committed to our existing strategic objectives, including the US and APAC. We believe that the strategic rationale of combining our businesses is compelling and will enhance UBS's leading client franchises while offering security for Credit Suisse's clients.

The acquisition strengthens our position in our asset gathering business by adding further scale in wealth and asset management, increasing our combined assets to around USD 5 trillion across the most attractive growth markets. We are also extending our position as the leading universal bank in Switzerland, operating under both brands to best serve our clients.

Our investment bank, as we announced in our press release, will remain rightsized and focused on areas most relevant to our institutional, corporate and wealth management clients. We intend to de-risk and downsize Credit Suisse’s trading operations and will manage the majority of this in a separate non-core division. We have received key downside protections and will share the risks associated with the run down with the Swiss National Bank [Edit: Swiss authorities].

On a pro forma day one basis, our investment bank will account over time for around 25% of Group RWA. Ralph will take you through our execution plans. But let me say that we are confident in our ability to successfully manage this.

For over 10 years, we have made significant investments to strengthen our risk management framework and establish our disciplined culture. Maintaining the trust of our clients and protecting our investors has been and will always continue to be the ultimate priority of the Board of Directors and the Group Executive Board of UBS.

With that let me hand you over to Ralph to go into the details of the transaction in more detail.

Ralph Hamers

Slide 4 – Transaction structure: key terms

Thank you, Colm. Good evening everyone. Yeah. And also thanks on my behalf that you made yourself available. I am going to go to update you as to where we are and what we are planning to.

Clearly it's not in full detail so you have to excuse us on that one, but we think we really have a good plan here. So, after days of discussions and due diligence we did reach today an agreement and we are acquiring Credit Suisse. But, I think what is important is that we are announcing this acquisition from a position of strength.

The inflows that we saw during the days of the turmoil last week, they really demonstrate our status as a safe haven and this allows and will allow us to protect all of our clients including those of the combined bank. Now we understand this is not an easy situation for these CS employees, but I would like to stress that we look forward to welcoming our new colleagues.

So let me run briefly through the transactions on slide 3 [Edit: 4]. It's an all-stock transaction at an exchange rate of around 22 Credit Suisse shares for one UBS share. So that, if you make the calculation, represents the CHF 3 billion in value. A significant discount to the Credit Suisse market cap as of Friday's close and that reflects the outcome of our initial due diligence and to leave additional head room for UBS existing shareholders.

We expect approvals to be expedited to close the deal as soon as possible. The acquisition has the full backing of FINMA. The full backing of the SNB. The full backing of the Swiss Federal Department of Finance as well.

We've also received a competition clearance in Switzerland and we do still require regulatory approvals in other jurisdictions and expect an expedited timeline here as well, because with the most relevant ones we have been working over the weekend as well.

So, throughout these merger discussions, it was always important for us to protect our shareholders from downside risk. UBS has obtained at least CHF 24 billion in protection to support marks, purchase price adjustments, and restructuring costs.

Slide 5 – Downside protections for UBS shareholders

The protection includes FINMA's write-down of Credit Suisse's CHF 15 billion of AT1 instruments and an additional CHF 9 billion in loss protection from the Swiss authorities in case of potential losses beyond CHF 5 billion, which would be incurred by UBS. Any further potential P&L will be incurred equally by UBS and the Swiss authorities. On the liquidity side, both Credit Suisse and the combined entity will have access to a long term secured liquidity facility at the SNB, and that's very significant in size.

Slide 6 – Financial overview of the combined entity

Now, let's look at the financial impact on slide 5 [Edit: 6]. Given the short timeframe in which the acquisition came together, I hope you'll understand that we don't have the full financial plan to present yet. And, as the acquisition price is at a discount to Credit Suisse's tangible book value, there's an intermediate 74% increase in UBS's tangible book value per share. We expect to realize more than $8 billion in run rate cost reductions by 2027 and we also assume revenue dis-synergies in the transaction and expect the transaction to be EPS-accretive by 2027.

In the near- to medium-term, the Credit Suisse turnaround and the integration expenses will likely cause our returns to dip below 15% to 18% target.

The integration, the way we currently see of the businesses is expected to take three to four years and excluding the non-core rundown. Around USD 56 billion of badwill be fully recognized towards CET1 capital of the combination and after the transaction we will be very well-capitalized and we'll be significantly above our current capital targets.

We remain committed to a progressive cash dividend, including the 2022 dividend, which is subject to shareholders approval at the 2023 AGM. And as Colm mentioned, we will pause our share repurchase program.

Slide 7 – Adding scale to our leading Global Wealth and Asset Management franchise

Now on the strategic rationale on slide 6 [Edit: 7], I will run through the – also the strategic rationale, I'm looking at the slide as we speak as well. So, that's six and then I have the – so we'll start with the asset-gathering business. As you can see, we're combining force with Credit Suisse as a consequence of that, we will basically be able to drive scale and boost capabilities across our asset-gathering platform. You know that we've always got that – that's the core of our strategy, which is, you know, the platform for investing.

Slide 8 – Scaling up our leading Global Wealth and Asset Management franchise in highly attractive growth areas

That's what we're trying to build when we had our capital day or our investor update just over a year ago, we indicated that we had an aspiration to get to six [Edit: trillion in invested assets] and this will actually get us a USD 1 trillion into that direction. So that's important. The way it is divided – on the wealth management side we will have nearly USD 3.5 trillion of assets on a pro forma basis. Then on the asset management side is USD 1.5 trillion on a pro forma basis. We're strengthening our geographic diversification as well through this. We will create leadership positions in Switzerland, EMEA, Asia Pacific, and Latin America.

Now in Asia Pacific specifically with our strength in Hong Kong, Singapore and China. That will now be complemented by Credit Suisse's leading position in South-East Asia, which part of our strategy was focused on. And basically we can accelerate our organic strategy here with inorganic opportunity, because that's a strength of Credit Suisse.

And I already referred to asset management. If you combine it, that will make it the third largest European asset manager and the – it will be an asset manager with an attractive and balanced product portfolio across alternatives, but also more traditional capabilities, as well as it will have a better spread across regions as well.

Slide 9 – Creating the undisputed leader in Switzerland

Turning to Switzerland. Switzerland has always been a source of stability for our clients. Also for our shareholders. And we are strengthening that by joining forces with Credit Suisse, and that creates the undisputed leader across personal and corporate banking and it will specifically enhance our position in the corporate market where Credit Suisse has traditionally been strong.

Slide 10 – Focused Investment Bank, enhancing global competitive position

Turning to the investment bank. We've always said that we think of our investment bank as a set of capabilities that supports our role as an investing platform in wealth management and asset management and the way we have sized it in order to have those capabilities we always feel was right. With that, we can serve our institutional and wealth management clients. Now that position has not changed. So we're extremely selective in the trading and derivative assets that we will take into our investment bank. That portion will also include trades with wealth management clients.

On the banking side, the global banking side as we refer to it, we see value in the combined entity. Credit Suisse’s strength, particularly in the US and the technology sector, makes it very good fit to our strategy where we know that technology entrepreneurs are the wealth creators of the future. So they provide quite some capabilities that are very strategic to us in terms of supporting technology entrepreneurs and wealth creation on that side. Now, as Colm mentioned, on a pro-forma day one basis, our investment bank will account for around 25% of group risk weighted assets.

Slide 11 – Closing remarks – An attractive strategic and financial opportunity

Now, to close, I'd like to reiterate the way also Colm started, it's an outcome that we may not have hoped for, but the transaction is strategic. It really fulfils a couple of our strategic points. It comes with attractive financial terms, and it delivers sustainable value for our shareholders. And that is because we also have quite some additional downside risk protected and shared.

With that, we're happy to open for questions.

Analyst Q&A (CEO and CFO)

Flora Bocahut, Jefferies

Yes. Good evening. Two questions on my side, please. The first one is coming back – I mean, I don't know if I should ask you this question. But coming back on the wipe out of the AT1s on the CS side. I'm just surprised around the decision, given the shareholders of CS are not completely wiped out in this deal, and they are normally more junior to the AT1. So, I just wanted to ask you here, what triggered the decision from the FINMA, whether you think this could translate into a litigation risk for you, as you embark CS in this transaction. And any consequence here that you want to discuss.

The second element I wanted to ask you, thank you for providing us with an estimate of the cost-cutting that you can achieve from this transaction. How should we think about the revenues here? I suppose, given the significant overlap, that we have to think about the potential significant revenue dis-synergies as well from this deal? Thank you.

Ralph Hamers

Yeah. Thank you. Yeah. The first one, we understand, but that is just the order in which things works. So, FINMA has taken that decision. So, it does not create a liability for us, it is their decision, and at a certain moment in time to do so. For us, it was looking at, okay, so, with that as a given, how can we make the deal work? It was FINMA's decision on that one.

On question two, I'll give the floor to Sarah.

Sarah Youngwood

Thank you, Flora. So on the cost cutting, we have, as we said, the USD 8 billion by 2027 in terms of like reductions. In terms of like the revenues, it's really a range of synergies and dis-synergies and we are very excited to onboard on the platform the CS clients. And we think it will be very attractive but we've been conservative in the modelling.

Flora Bocahut, Jefferies

Thank you.

Andrew Coombs, Citi

Good evening. Thanks for doing the call and often broad ranging implications from today, but if I could just keep it to the financials for now. Firstly, can you help us with the pro-forma core Tier 1 capital calculation on day one, but post the AT1 balance, post the badwill recognition. Where do you see your pro-forma core Tier 1 prior to mark's, PPA, non-core losses, etcetera? So that would be question one.

Question two is where do you see your G-SIB requirement moving to? Would you expect to get to go from 1% to 2% in that or do you see your long-term core Tier 1 ratio at 14% rather than 13% as the target?

And then finally, just coming back to this point around revenue dis-synergies, I appreciate you don't want to put the exact number on it. Can you help us think how much client overlap there is in the USD 3.4 trillion of private banking assets? Thank you.

Sarah Youngwood

So in terms of like, first of all, the way to think about the pro-forma core Tier 1 is you start with the fact that we actually have 14.2% and they have 14.1%. And you combine those two since the entire badwill was recognized, if you want to think about it that way. So, you can think of their full badwill recognition pre the AT1 as fully supporting, maintaining the capital ratio with the full absorption of the RWA before anything happens.

And so, that basically leaves you at a combined 14% if you think about it that way. Then you've got 15 [Edit: billion] of additional badwill recognized that is now available to cover your initial marks and your restructuring costs.

And to the extent that you have some marks on some of the portfolios, we also have this USD 9 billion additional protection, which will partly be for upfront, partially could be thereafter.

And so, we feel very good with that amount, USD 24 billion of protection, you're going to be basically at an extremely strong position to start with, with the combined.

In terms of G-SIB, it’s actually not going to be the relevant factor for us. And so, when you think about where we are, we did get the ability to have a consistent treatment with FINMA for the medium term. And so, this is important to us and will be important to you. And that means that we don’t have G-SIB add-on that becomes the constraint.

And then in terms of revenue, the synergies, really it’s about the choice of our clients. The overlap exists to a degree, but that wouldn’t be very much. And it’s going to be a little bit about some of the risk appetite and a little bit about really making sure that we have all of the data, but we feel very good about the strength of our combined platforms.

Ralph Hamers

Yeah. I think on the revenue dis-synergies, I think we will very quickly get a feel for the size there in terms of the overlap. At this moment, we just can’t say. Clearly, we have taken some assumptions, but, you know, that’s one that will probably show itself quite quickly as to what the real size is of it. So, that’s why we’re a bit conservative for the moment. Okay. Next.

Alastair Ryan, Bank of America

Well, thank you and good evening. Just on EPS accretion 2027. Is there anything specific that would stop it being sooner than that or that’s just, you know, [not audible] in 48 hours. So, you know, you’re confident it can’t be worse than that. Yeah. That was it. Thank you.

Sarah Youngwood

Yeah. So, we definitely hope to make it before that. It’s really just about the non-core rundown and the fact that you can’t take upfront some of the restructuring costs. And so, therefore, some of them would run through the P&L and therefore affect the EPS. If you took that out, then we would be accretive way before.

Alastair Ryan, Bank of America

Thank you.

Jeremy Sigee, Exane BNP Paribas

Thank you. Thank you very much. Two questions please. Firstly how quickly will you plan to run off the non-core assets? Credit Suisse’s time was relatively slow to run off. I wonder whether you're going to be in a much more of a hurry to get that out, clean and done. That’s first question.

Second question is I don't think I've seen mention in here of the litigation exposures of Credit Suisse. I assume you inherit all of that litigation exposures. Do you have any risk shelter relating to those or they're all for you? And do you think you'd have a different attitude to settling some of those more rapidly?

Ralph Hamers

Yeah so I'll start with the last one. So we did review the portfolio and we have taken some marks as to what we feel settlement amounts could be and that is all in the assumptions that we're working with. So we've built in some reserves there for us that we feel comfortable with after the short due diligence that we had.

But I mean the cases are not unfamiliar right? So it's a – and they have already provided they already publicly also provided information about it. So yeah we took some reserves against that as well in our calculations let me put it that way.

Sarah Youngwood

And in terms of like the run-down we will definitely be very decisive and very fast. It is definitely our desire to find solutions. But at the same time some of the positions are extremely long-dated and embedded in the system which is why we wanted to also be realistic and transparent. And this is not the type of portfolio which you can simply offload tomorrow morning. And so, we will preserve value. And so, when we say in a hurry, it's not at all that we have to do it, and it is just that we would like to put it behind, but we will be very rational about how we execute.

Ralph Hamers

Yeah. And then, I mean, I think that we have to also look as to kind of the extra protection that we have here, right? And so – and that's also why we asked for the protection, because we want to do that in a rational way as well.

But, for us and the sooner, the better in the end because, in the end, we want to also free up the management resources, right, and make sure that we concentrate on what we're good at.

Jeremy Sigee, Exane BNP Paribas

Thank you.

Chris Hallam, Goldman Sachs

Yeah. Good evening, everyone, just two questions. So, first, on slide 9, I think you said 25% of the IB RWAs as a percentage of the group, and that's excluding the non-core assets. So, I just wondered what that number would be if you were to include those assets?

And then, secondly, in Wealth, and it's a bit of a follow-up to Andrew's earlier question, I understand that slide 7 is essentially a pro-forma combination of the two businesses as at Q4 but, given the recent headlines on the outflows at CS, are you able to give us a sense of what the rough level of acquired wealth AUMs on day one would be?

Sarah Youngwood

So, if you take the 25% and you did it on the total, that would be 23% because we had –the way we were going to want to think about it just so that you get a little bit in our head is what is the non-core? We're going to want to keep really a segment so that – it's not intermingled. It's run separately, it's run differently. And we will report it so that you can see it, it is in full transparency, so that you also can see the UBS you know, in its other segments. But the UBS you know now will include the GWM platform of CS and the AM platform of CS and the P&C platform of CS. And the parts of the IB, particularly in banking that will match well with our capabilities. And so that is why we presented a number this way, just to get started in the way we will want to present the numbers.

Thomas Hallett, Keefe, Bruyette & Woods

Hi, everyone. So a small handful for me. At first, are there any material adverse conditions clauses for the deal? Secondly, I suppose, have you indemnified in case of any legal challenges from your own shareholders? Thirdly, what needs to happen to restart the buyback? And finally, you know is the First Boston spin off now shelved? Thanks.

Ralph Hamers

What was the last question sorry?

Thomas Hallett, Keefe, Bruyette & Woods

Is the First Boston spin off, you know, being shelved?

Ralph Hamers

Oh ok, ok. Well, so I can't give you answers on everything yet, honestly. But on the MAC, there is a customary MAC, it's one that we feel comfortable with as a MAC. So and should be seen as a MAC.

So – and I think that's important, that one. And Sarah?

You went very fast through four questions. So, the one was litigation exposure from shareholders. And then it was the MAC, and then it was – the last one it was the First Boston. I mean, that is what we will work on there. So – and there's one that we're missing, no?

Thomas Hallett, Keefe, Bruyette & Woods

Yes. So, what needs to happen to restart the buyback?

Sarah Youngwood

Technically, we haven't actually paused yet, but we intend on pausing at some point. So, of course, that will be part of the deal. It is going to become really part of making all of the assessments and making sure that we integrate. And so, right now, we are looking at taking a pause, and there is no restriction though in the use of the badwill, for example, for the restarting of the buyback. So, for us, it's all about maintaining the target levels that you know about for us, which now applies for the combined.

And right now, we are over it, but we want to make sure that we wait until we have totally integrated some of the losses, and made sure that we are fully dimensioning. But because we have the downside protection, that enables us to be rather faster on it, but we want to also support all of the restructuring cost. If we gave you the USD 8 billion and you apply any traditional cost-to-achieve on those restructuring costs, those are large numbers that can be very well-covered with all of the excess capitalization that we have. But yet, we want to be cautious as we go into it and make sure that we at all time remain above the target levels that we have.

Ralph Hamers

Maybe on the litigation everybody can always litigate, right? So that’s not what we can stop. The way we have run this process we have done with strong legal advice but also as you know with specific emergency ordinances. So, that is actually the way that we had to go in order to be able to do this in a weekend and secure as much certainty of the deal.  And with that also creating the stability that we needed to create over this weekend as a signal to the financial world. So yeah that's the way we went and so step-by-step in a very coordinated way and also with the government here. Okay. Next question.

Kian Abouhossein, JP Morgan

Hi. Thanks for taking my question. I wanted to ask a more maybe general question about looking at this transaction. How do you think about clearly the opportunities where you really think: ”okay I want to hit the gas pedal, I see a lot of opportunities to not just integrate but also further expand our footprint.” But also clearly where you see potential headwinds that worry you that you have at your executive board meetings.

The second question I have is regarding deferred tax assets were written down by Credit Suisse in its US legal entity. And I was wondering if you could share your view if it's maybe possible to use those going forward on a combined basis.

Ralph Hamers

So, on the first one. So, clearly, what Credit Suisse brings is actually on the wealth side quite complementary to our strength. So, if you look at Asia, where we, as you know, are focusing on growth and basically where we were less present, where they are really strong in South-East Asia. And this is really helpful for us that we will have that franchise, but also the skills to deal with that particular client base as well. And if we feel we can grow faster, we will look to grow faster there as well.

It also brings a very good franchise in Latin America for us as well. So, which was one that we were looking at, how we could develop that as well. So, that's truly where it helps. And they have some capabilities also in the wealth business that we don't have as developed. So, with those capabilities or the experiences, we can then also use that for the rest of our wealth franchise. So, so that's one, that one.

So, the headaches, if you want to call that and let's call it challenges. Clearly, the real challenge here is the rundown of the investment banking activities. Right? So, it was already for them and it will also be for us and that's also why we looked at getting the protection in that area. But our team is very committed to working on it. We'll also kind of reach out to them as soon as possible there. But that is one that, you know, it's an important factor of creating value by making sure that we refocus that investment bank in a way, the way we have refocused our investment bank, in terms of having the capabilities and developing the capabilities, also to develop franchise.

So – and that is – so that will be quite some work. Over to you, Sarah.

Sarah Youngwood

Yeah. On the deferred tax assets on – we looked at the full tax situation in due diligence and it's probably worth saying just in the context of due diligence that we did have several days, it was an extended weekend, that was extraordinary intense, there were many people were involved and just tons of work that was done. And so, it is actually a lot of information that was shared and that gives us the ability to answer your questions.

So on deferred tax, we did see that and there were also some liabilities. So, taxes was rather neutral in our analysis.

Kian Abouhossein, JP Morgan

Great. Thank you for your help.

Stefan Stalmann, Autonomous

Hi, good afternoon, everyone. Good evening, sorry, and thanks for hosting the call. I have a couple of questions on the numbers, please. On the cost reduction, the USD 8 billion cost reduction that you're planning, is the starting base your reported cost base of CS or is it the adjustment – the adjusted cost base of CS or anything else? The second question is you will have to translate the US GAAP accounts of CS into your IFRS accounts. How confident are you actually that there won't be any surprises from that translation?

The next question regards the fair value of Credit Suisse's long-term debt. The one that's actually held at cost in the Credit Suisse accounts, the fair value effect was already USD 5 billion below the accrued value at the year-end, and that has probably dropped a lot further given what credit spreads have done. So if there's no recovery, you would probably look at a very material discount on these liabilities when you actually integrate them into your balance sheet. Is that plausible? And have you considered that? And what will it do to your earnings going forward when you have to actually amortize that discount into your earnings? Thank you very much. Those would be the three questions.

Sarah Youngwood

So in terms of USD 8 billion. So you take us plus them minus the reduction equals – the total. And so that USD 8 billion is what comes out, but it's really on their expense that we are going to be doing it.

And in terms of the GAAP to IFRS we did the whole purchase price analysis. We did not share it because obviously this is something that we will do with our auditors before the closing, but we have of course considered at a fairly granular level already all of the adjustments that we would need to do.

And of course, we have separated in our analysis what would be temporary versus marks. And so marks that we reflect a different opinion of value, as opposed to something which is a different type of recognition. And also what affects the CET1 versus what doesn't. So I would say we feel that their debt was, of course, considered. So we did know, of course, did not just do the assets, we did the liabilities as we looked through all of it.

And so when we think about the total, it is in that context that we gave you the comfort that the amount of excess capital that is served to us is putting us in a very good position to absorb that and be very, very well positioned. So in terms of the debt to, of course, the fact that there is the access to the liquidity, the very significant liquidity that was provided by the Swiss authorities is also very helpful.

Stefan Stalmann, Autonomous

Sarah, may I just follow-up the USD 8 billion, that is based on your stated cost, not on your adjusted cost? Is that correct?

Sarah Youngwood

I'm sorry. I don't understand the question.

Stefan Stalmann, Autonomous

Well, are you starting with the reported cost base of CS or with the adjusted cost base of CS and of your cost base as well?

Sarah Youngwood

Sorry. With their standalone cost, so it would be the effective reported costs except that it's not reported since it's the forecast that we obtained and really built on our own.

Stefan Stalmann, Autonomous

But if you want to reduce cost by USD 8 billion, you have to take the starting position, isn't it? What is the starting position? Is it true or new adjusted numbers.

Sarah Youngwood

Yes. So basically – sorry. We start with – we built a projection for standalone CS and that expense base would then reduce by CHF 8 billion.

Ralph Hamers

Okay. But that one and that expense base would then reduce by USD 8 billion.

Stefan Stalmann, Autonomous

So, reducing by USD 8 billion is a projected number?

Sarah Youngwood

Projected. That is – that number of USD 8 billion is as of 2027 because – and that's a run rate number. So, it's the run rate reduction applied to 2027.

Stefan Stalmann, Autonomous

Thank you very much. Thank you.

Amit Goel, Barclays

Hi. Thank you and just a few follow-ups and thanks for the call. Just to get a sense of, on that USD 8 billion of cost reduction, how much restructuring charge are you kind of envisaging? Is it close to the USD 8 billion or do you think that it could be materially less? And that's the first question.

The second question just relates to the protection that you've got from the Swiss authorities. I just want to check, obviously, if, you know, there's been a huge amount of – you know, there's not been a lot of time to do all the due diligence – but, I was wondering, in terms of the non-core assets, is that now kind of set or, you know, as you continue to spend some time to go further through portfolios, are you still able to determine which assets go into non-core and are eligible for the protection?

And then, lastly, the benefit from RWA release related to the protection, I was just curious, you know, how meaningful is that? Thank you.

Ralph Hamers

So, the first one, yes, the parameter is still, certainly, the non-core unit that they have, but also the contracts that we think should go there. So, that parameter is still being worked on.

Sarah Youngwood

Yeah. So, we do have the opportunity, as Ralph said, to continue to define more precisely the parameters. So, we have a broad universe, and it is beyond what is currently in what they call the Non-Core Unit. It's a fairly broad approach.

Ralph Hamers

Including our run – part of what we want to run down.

Sarah Youngwood

Yes. And so, in terms of the RWA release that comes from the protection, yes, you're exactly right because the exposure is diminished through the protections. And so, as we do the adjustments, we will reflect on that impact that that is very helpful. And then, in terms of like the cost-to-achieve or the cost reductions, cost to achieve on – I think it is always a fairly traditional ratio in terms of like a lot of it is the personnel, a lot of it is – a little bit of it is the IT. And, therefore, on the IT, there is – just the reduction and that's a one-time. But on the personnel, you have some cost to achieve that are commensurate if you think about it in terms of what could be, but it can be less also.

And so, we have built that into our models. And then, the last piece of the restructuring cost that you have to think about is the marks that will come over time as it relates to the portfolio, and that's where the protection is coming.

Amit Goel, Barclays

Okay. Thank you.

Sarah Youngwood

Hey. Just to add, it's 1.2x to 1.5x depending on what – where it is. But there are some cases where it's also...

Ralph Hamers

Yeah. So, that's the average of the personnel.

Sarah Youngwood

Exactly. We have it different by divisions.

Ralph Hamers

I know you try to make a calculation so that's – we better give you kind of an average multiple that we have assumed on the personnel aspect of the USD 8bn. So yeah, you can do some work. Thank you. Next.

Nicolas Payen, Kepler Cheuvreux

Yes. Good evening. I have two questions please. The first one is on the protection and of the non-core assets. The CHF 9 billion, once you go above CHF 9 billion did I get that right that you will share 50-50% of the losses with the Swiss authorities? And the second question is on, I know it's very early stages, but any idea of the kind of return you could achieve on the run rate basis? Would it be, you think, significantly higher than the 15% to 18% return on CET1? Thank you.

Ralph Hamers

So first I want to answer the questions around the cost savings. You know, we're giving you the answers as we are going through stuff that we have been working on. So the USD 8 billion again, so it's about USD 6 billion on the on the FTE side, on the staff side, that has a cost to achieve of 1.2x, 1.25x and just CHF 2 billion on the more IT system side, okay. Where there is no particular one, yeah, multiple.

So then on your 50-50. So basically the way we have constructed the guarantees we take this CHF 5 billion first loss, there's a second loss tranche of CHF 9 billion and thereafter and it is also still that we have to further document it's a 50-50 sharing agreement. So that's with the – and then the other question was the return?

Sarah Youngwood

The run rates. So in terms of by the time we get to the run rate, just think of it as being consistent with our run rate on the mix of businesses being consistent.

Piers Brown, HSBC

Yeah. Good evening everybody. Thanks for taking the questions. I've just got two. One is on the liquidity support. I wonder if you could just elaborate on whether you anticipate drawing on that liquidity support and then – and what the drivers for needing to draw on that support would be. And then the second question is just around some of the asset disposal plans. Is that completely within your choice or could there potentially be competition requirements which might need you to dispose of – to take your assets? I'm thinking specifically in the Swiss market obviously you're going to have quite a dominant position in parts of the retail sector there. Thank you.

Ralph Hamers

Yes so on the last one. So to begin with that no that is clear it's an important element for us. Clearly we were not seeking this so that's why we needed it to be cleared for us as well. And so that's where we got clearance. On the framework of support so to say from the SNB. These are all standard facilities basically. So it's a normal ELA facility. And there is an ELA plus facility where there's an extended definition of the eligible liquid assets that you can offer.

And then, there's the public backstop on top of that. And so, it's standard. Do we anticipate them drawing? Yeah. Preferably not. Well, let's see how the markets develop. I mean, we didn't need them this year, this week, on the contrary. So, it's – yeah, we'll see. The important thing is that it is there as a signal to the market.  That what we're doing here has the full support of the authorities here and the central bank here as well. So, that both Credit Suisse who also just opens tomorrow, right, and ourselves that the market sees the full support and all of that is also known by the other regulators as well in the world. So, okay and the next.

Anke Reingen, Royal Bank of Canada

Yeah. Thank you for this call and thank you for taking my questions. Sorry, if I could do some number questions. On the day one, core Tier 1 ratio is a basically simply adding the USD 56 billion of badwill, which would lead to an 18% core Tier 1 ratio. And then if I tried to square this with the tangible book value on the 74% increase, is it basically just the same USD 56 billion and an additional 170 million of shares?

And then, sorry about coming back to the cost reduction. Is it fair to say the USD 8 billion are on top of the cost savings that Credit Suisse already had in its plan? And will the restructuring cost they announced be similar to what we should be  basically assuming?

And then probably just lastly, in terms of, I mean, this deal must be disruptive to your strategy, and how do you assure that that the people in your operation aren’t disrupted and continue with your course in the US and so on? Thank you.

Ralph Hamers

Thank you. So the last two. The USD 8 billion is on top of that, right, because these are synergies, right? These are things that we actually think are created by this deal. So I think that that's an important one. I think you have a very good question as to how do we focus the existing team also on our existing strategy. Clearly, a part of our existing strategy is filled in by this inorganic move, right? So as we have indicated that Asia Pacific was an important area for us to grow and a large part of that growth we have now been able to fill in through this acquisition.

In terms of the scale improvement in, for example, asset management that we have been talking about next to the fact that we are working on making our asset management much more a specialized player that is also filled in by this as well. And so there is quite some gaps or objectives that we had in our strategy, organic strategy, that we are accelerating through this.

Also in the US where we want to grow as a wealth manager, you would probably find it strange that I'm saying this, but part of the growth in the US that we want to do as a wealth manager is in the global family and institutional wealth space for which our plan was and is to develop investment banking activities. And there are capabilities in specific sectors that we were focused on where we were even hiring and plan to hire.

Actually, quite some gaps there are filled both on the research side as well as on the banking side with this acquisition and through which we can actually accelerate that part of our growth that we were planning for in the US as well. So, there's quite some elements in this inorganic move, that help us to support the original plans that you all know so well.

Now, for us, it is important that the way we start organizing ourselves going forward is that we truly focus on those areas, where we can easily integrate to do that. But some of the integrations will come with quite some restructuring plans as well, right? So, to be developed. But the complementary side, so, for example, in Asia, LatAm, the US banking activities, etcetera, etcetera, etcetera, that's pretty easy. I mean, you just make sure that they work together. And clearly, we'll have to reach out to our new colleagues when we are, basically, merging. And then we start executing those plans that we had already on the inorganic side as well. So, the – there was one more question, I think, that...

Sarah Youngwood

Yes. On the Day one, Core Tier 1, you have the right starting points, but then you do need to do the purchase price marks, both on the change from the US GAAP to the IFRS, as well as just the purchase accounting, as well as any use on marks on, Ralph mentioned, litigation, for example, and that is what you would take. And then they will be part of the restructuring costs, that will be immediate, and some will come over different phases. And so, it's that way, that you end up starting with the initial number.

Anke Reingen, Royal Bank of Canada

Okay. Thank you.

Jackie Ineke, Morgan Stanley

Hi. I have two questions. First of all, could you confirm that all the debt instruments of Credit Suisse as its HoldCo and OpCo will move to the UBS HoldCo and OpCo? And second question, and you may well refer me back to FINMA on this, but Credit Suisse has a Tier 2 CoCo at the OpCo, which appears to have the same write-down language as its AT1s that are clearly getting written down. Can you confirm that that Tier 2 CoCo will not be zeroed like the AT1s have been? Thanks.

Ralph Hamers

Well, the first one is yes [Correction: Credit Suisse HoldCo debt will be assumed by UBS at transaction closing. It is too early to comment on Credit Suisse OpCo debt]. The second one, we'll have to come back to you.

Jackie Ineke, Morgan Stanley

Okay. Thanks.

Benjamin Goy, Deutsche Bank

Yes. Hi. Good evening. On the USD 8 billion and glide path to cost savings, so you mentioned, USD 6 billion is coming out of FTE. You operate in countries that certainly flex their labor law. So, I was wondering, certainly, how much you would realize maybe over the next two to three years already and how this USD 8 billion and how you get there.

Sarah Youngwood

So, it does grow over time. That's why we gave you the 2027 number for two reasons. Some of it is because of the timeline, some of it is because there are some people which are going to be needed. There are some systems, for example, where we will need to operate on those systems for a period of time and then transition to our systems. And so, it is a phased exercise which we will be organizing.

Benjamin Goy, Deutsche Bank

Thank you.

Andrew Lim, Société Générale

Hi. Thanks for taking my questions. First of all, just scanning through headlines today. It seems like you are increasing offer for CS equity from USD 2 billion to USD 3 billion. And now, I'm just wondering how you came to that USD 3 billion number. It seems quite generous based on the fact that FINMA wiped out the AT1. So, any thought on that I would be grateful for.

And then secondly, can you be a bit clearer on where you expect your new management CET1 ratio floor to be, I guess north of 13%?

Ralph Hamers

So, on the first question. This – so, I'm not going to give you insight in the negotiations, but, you know, we don't just give things away, right? So that's the only insight I'm going to tell you there on that one. But this is what we feel is an equitable deal. You should all realize that is a deal that we have to make in the circumstances that are not necessarily the best.

And therefore, you know, you look at all the elements that this transaction provides, the different support that we are receiving as well, and the opportunity of the acquisition brings as well, right? So you can talk about that we were not basically focusing on it, which we weren't. But then if asked to take it seriously, clearly you start working on it. And we feel, that it does accelerate quite some elements of our inorganic, of our organic, strategy. And then you make it work. And then basically as you start making calculations, so what is it worth to us as well in terms of accelerating some of our organic strategy? So that's how you come to these things. So your second question was...

Sarah Youngwood

Yes. So basically, just think of it as our target in terms of CET1 remains the same.

Ralph Hamers

Exactly, exactly. Ok.

Andrew Lim, Société Générale

You anticipate it being the same at 13%. I think there were some kind of allusion that the CET1 ratio, LCR requirements will be higher given that you’re a larger G-SIFI now.

Sarah Youngwood

The transition period is extensive.

Ralph Hamers

Yeah. That's it. So that's – clearly, you know, as I said, you know, so those elements, there's different elements that you work with in a transaction, right? And this is one of those elements.

Ralph Hamers – closing remarks

So thank you for being here tonight. I know that there must be still questions that we have not been able to answer. And I understand that. I even want to apologize for it. But this is how far we got in the couple of days that we had in order to work on this.

Now, clearly, we would like to take you along on this journey. And which basically means that, when we are clearer, when we are closer to the transaction, when we are continuing our due diligence, when we can get further, more, information, when we have more experience, etcetera, etcetera, etcetera, we can be more precise.

The whole team here is working hard to make sure that the questions that you have, also tomorrow and also on Tuesday, that we at least collect them and make sure that one way or the other we come back to you at a moment where we feel equipped to give you those answers. So, that's my promise.

It's an important way to us to go in this trajectory together. You knew us very well and you have been following us, and we will change, but we will not change that much. We will still be Swiss. We will be an even bigger wealth manager in the world and we will have an even bigger platform for investing, where we want to bring the leading wealth clients and institutional investors together.

And so, from that perspective, we're making a giant step in terms of our strategy to grow to what we once indicated to you as the aspiration to be a USD 6 trillion network for private money, and this is a big step into that direction. So, from many different perspectives, this helps us strategically as well.

And so, with that, again, thank you very much for being on the phone and, again, we will be ready to work with you on your questions and come back with answers. And, yeah, I wish you, for the ones that are still in the time zone where it is Sunday, a great Sunday and, otherwise, go to bed quickly, and then we'll open tomorrow morning. Thank you very much.

Sarah Youngwood

Thank you. Goodbye.

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Name:  David Kelly

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Name:  Ella Campi

Title:    Executive Director

UBS AG

By: _/s/ David Kelly_______________

Name:  David Kelly

Title:    Managing Director

By: _/s/ Ella Campi________________

Name:  Ella Campi

Title:    Executive Director

Date:  March 27, 2023